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                          November 20, 2023

       Timothy Hwang
       Chief Executive Officer
       FiscalNote Holdings, Inc.
       1201 Pennsylvania Avenue, N.W.
       6th Floor
       Washington, D.C. 20004

                                                        Re: FiscalNote
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 14,
2023
                                                            File No. 333-275535

       Dear Timothy Hwang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennie
Beysolow at 202-551-8108 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Shashi Khiani, Esq.